October 22, 2007 VIA FACSIMILE AND EDGAR TRANSMISSION Mr. Michael Moran Accounting Branch Chief Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Re:	Fomento Económico Mexicano, S.A.B. de C.V. Form 20-F for Fiscal Year Ended December 31, 2006 File No. 333-08752

Dear Mr. Moran:

By letter dated September 24, 2007, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the annual report on Form 20-F (“Form 20-F”) filed on June 28, 2007 by Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”). The Company is submitting today via EDGAR and facsimile responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments and have provided responses immediately below the comments.

Cover page

1.            Our records indicate your file number is 333-08752 rather than 1-14814. Please advise or revise the cover page in future filings.

We note the Staff’s comment and will revise our future filings to reflect the correct file number.

Note 4. Significant Accounting Policies, page F-9

e) Bottles and Cases, page F-10

2.            Please tell us why the change in accounting treatment for returnable bottles and cases is not disclosed as a change in accounting principle as described in paragraphs 7 - 9 of APB 20. If so, you are required to disclose the impact of the change in principle on deferred taxes, equity, income before extraordinary items, net income and related per share amounts. See paragraph 19 of APB 20. Also tell us if you are required to provide a letter of preferability from your independent public accountant stating whether or not the change in accounting principle is preferable under the circumstances.

It is our understanding that the applicable guidance of APB 20 has been superseded by SFAS 154 as it relates to our December 31, 2006 financial statements and therefore our response to the Staff’s comment will be based on references to such standard. We note the Staff’s comment and respectfully advise the Staff that, although we are familiar with the definition of Paragraph 2c) of FASB 154 with respect to what constitutes a change in accounting principle, the Company’s change in balance sheet classification for returnable bottles and cases did not impact deferred taxes, equity, income before extraordinary items, net income or per share amounts for any period covered in the Form 20-F, and therefore we believe that no additional disclosure is required. The disclosure requirements for a change in accounting principle, as discussed in Paragraph 17b) of FASB 154, refer to changes that are reflected in net income and related per share amounts, income from operations, net assets or performance, retained earnings and other equity components on the company’s financial statements. This change in classification, however, had no impact on our accounting estimates for bottles and cases and no change was generated in deferred taxes, equity, income before extraordinary items, net income or related per share amounts.

In response to the Staff's comment regarding preferability, we respectfully submit that it is our understanding that foreign private issuers such as the Company that file a Form 20-F are not required to provide a letter of preferability from their independent public accountants regarding changes in accounting. Our understanding is based on information included in section V.H. of the International Reporting and Disclosure Issues, which states the following: "Form 20-F does not have a requirement for a preferability letter."

R) Cumulative Other Comprehensive Income, page F-14

3.            In future filings please also disclose the income tax effects for either the components or total other comprehensive income items, as applicable. See paragraph 24 of SFAS No. 130.

We note the Staff’s comment and advise the Staff that we will incorporate the information required by paragraph 24 of FASB 130 in our future filings.

Note 27. Differences between Mexican FRS and U.S. GAAP, page F-38

a) Consolidation of Coca-Cola FEMSA, page F-39

4.            You are required to explicitly disclose which of the audit firms is responsible for the summarized financial information presented under U.S. GAAP in 27.a) and the participating adjustments in 28.a) and b). See V.J. of the International Reporting and Disclosure Issues in the Division of Corporation Finance.

We note the Staff’s comment and respectfully advise the Staff that, as explicitly stated in the auditor’s report attached as page F-2 to the Company’s Form 20-F, the Company’s principal auditor is Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu. The auditor of our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”) is also Galaz, Yamazaki, Ruiz Urquiza, S.C. The auditor of our wholly-owned subsidiary FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”) is Mancera, S. C., a member practice of Ernst & Young Global as stated in their report included in our 20-F. The scope section of the audit opinion of Galaz, Yamazaki, Ruiz Urquiza, S.C. makes reference to the report of such other auditors as it relates to the consolidated financial statements of FEMSA Comercio.

Section V.J. of the International Reporting and Disclosure Issues in the Division of Corporate Finance addresses the division of responsibility between auditors as it relates to the preparation of financial statements using different accounting standards. The summarized financial information presented under U.S. GAAP in Note 27.a) and the participating adjustments in 28.a) and b) as they relate to Coca-Cola FEMSA are also subject to the audit performed by Galaz, Yamazaki, Ruiz Urquiza, S.C. They audit both FEMSA’s consolidated financial statements and Coca-Cola FEMSA’s financial statements and therefore there is no division of responsibility for the audit of this subsidiary.

The participating U.S. GAAP adjustments presented in Notes 28.a) and b) as they relate to FEMSA Comercio are subject to the audit performed by Mancera, S.C. The audit report of Mancera, S. C. clearly states that they have audited the financial statements of FEMSA Comercio, which are presented in accordance with Mexican Financial Reporting Standards and include a footnote reconciliation to U.S. GAAP. Therefore, we believe and respectfully submit that the division of responsibility between Galaz, Yamazaki, Ruiz Urquiza, S.C and Mancera, S.C. is clearly disclosed in their respective audit opinions and that no additional disclosures are necessary.

* * *

As requested by the Staff, the Company makes the following acknowledgments:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Sincerely,

/s/ JAVIER ASTABURUAGA SANJINES

Javier Astaburuaga Sanjines

Executive Vice President of Finance
and Strategic Development and
Chief Financial Officer

cc:

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP

Gabriel González Martínez

Deloitte Touche Tohmatsu